Publication: South China Morning Post
Page: Classified 3
Date: 1 Nov 04
Where Published: Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

2004 THIRD QUARTER RESULTS OF PT INDOFOOD SUKSES MAKMUR Tbk AND SUBSIDIARIES

The following is a reproduction of a press release and financial statements, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in Indonesia by PT Indofood Sukses Makmur Tbk ("Indofood" or "the company"), a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Jakarta and Surabaya stock exchanges.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2004 Rp	2003 Rp
CURRENT ASSETS		
Cash and cash equivalents	2,015,255,876	1,713,011,481
Short-term investments	106,442,566	422,843,815
Accounts receivable		
Trade		
Third parties – net	1,104,890,724	1,148,189,251
Related parties	97,494,321	83,113,238
Non-trade		
Third parties – net	485,041,555	287,835,223
Related parties	146,367,297	116,050,818
Inventories – net	2,333,044,520	2,278,337,033
Advances and deposits	779,846,541	528,871,795
Prepaid taxes	279,611,522	267,124,777
Prepaid expenses and other current assets	88,581,633	178,277,369
Total Current Assets	7,436,576,555	7,023,654,800
NON-CURRENT ASSETS		
Currency swap assets – net	1,213,226,476	1,182,299,716
Long-term receivables		
Third parties	361,504,244	361,504,244
Related parties	76,078,400	56,013,800
Claims for tax refund	142,099,883	31,030,475
Deferred tax assets – net	40,193,203	39,287,117
Investments in shares of stock	17,879,511	20,207,955
Plantations		
Mature plantations – net	119,487,711	131,918,156
Immature plantations	59,094,426	38,436,654
Property, plant and equipment – net	5,918,431,494	5,785,010,421
Deferred charges – net	150,930,122	260,457,290
Goodwill – net	52,071,854	–
Other non-current assets	837,384,938	267,921,178
Total Non-current Assets	8,988,382,262	8,174,087,006
TOTAL ASSETS	16,424,958,817	15,197,741,806

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004 Rp	2003 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	539,498,600	370,542,719
Trust receipts payable	348,569,686	344,998,759
Accounts payable		
Trade		
Third parties	1,744,206,726	1,093,064,952
Related parties	36,521,994	32,728,518
Non-trade		
Third parties	354,563,252	176,714,832
Related parties	602,098	140,143
Accrued expenses	578,258,876	594,207,616
Taxes payable	224,102,668	229,099,869
Current maturities of long-term debts		
Bank loans and other borrowing	79,534,850	529,436,555
Bonds and guaranteed notes payable – net	995,950,000	–
Obligations under capital leases	24,572,396	23,715,164
Total Current Liabilities	4,926,381,146	3,394,649,127
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Bank loans and other borrowing	639,866,667	1,154,892,329
Bonds and guaranteed notes payable – net	5,267,377,761	4,999,591,675
Obligations under capital leases	–	39,014,178
Convertible bonds payable	11,100,000	–
Sub-total	5,918,344,428	6,193,498,182
Deferred tax liabilities – net	537,975,186	579,359,647
Estimated employee benefit liability	179,670,993	131,965,228
Total Non-current Liabilities	6,635,990,607	6,904,823,057
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	744,507,640	944,624,104
SHAREHOLDERS' EQUITY		
Capital stock – Rp 100 par value		
Authorized – 30,000,000,000 shares		
Issued and fully paid – 9,444,189,000 shares in 2004 and 9,443,269,500 shares in 2003	944,418,900	944,326,950
Additional paid-in capital	1,182,045,894	1,181,379,256
Differences arising from restructuring transactions among entities under common control	(917,740,765)	(917,740,765)
Unrealized gains (losses) on investments in marketable securities – net	(12,079,330)	20,884,477
Differences arising from foreign currency translations	(142,001)	(983,055)
Retained earnings		
Appropriated	40,000,000	35,000,000
Unappropriated	3,622,646,067	3,431,847,996
Treasury stock – 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,118,079,424	3,953,645,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,424,958,817	15,197,741,806

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2004 Rp	2003 Rp
NET SALES	13,087,084,775	12,977,133,564
COST OF GOODS SOLD	9,625,806,924	9,867,327,207
GROSS PROFIT	3,461,277,851	3,109,806,357
OPERATING EXPENSES		
Selling	1,206,733,369	1,034,611,373
General and administrative	709,371,261	705,974,079
Total Operating Expenses	1,916,104,630	1,740,585,452
INCOME FROM OPERATIONS	1,545,173,221	1,369,220,905
OTHER INCOME (CHARGES)		
Interest income	105,725,503	135,763,246
Interest expense	(668,345,387)	(702,243,914)
Other financing charges	(49,092,703)	(44,926,077)
Gains (losses) on foreign exchange – net of losses (gains) on changes in fair values of net currency swap assets	(264,779,800)	34,388,102
Others – net	(63,415,968)	(41,997,182)
Other Charges – Net	(939,908,355)	(619,015,825)
INCOME BEFORE TAX BENEFIT (EXPENSE)	605,264,866	750,205,080
TAX BENEFIT (EXPENSE)		
Current	(245,520,206)	(200,393,933)
Deferred	43,642,321	(20,442,547)
Tax Expense – Net	(201,877,885)	(220,836,480)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES	403,386,981	529,368,600
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES – Net	(118,765,997)	(75,864,876)
NET INCOME	284,620,984	453,503,724
EARNINGS PER SHARE		
Income from Operations	181	161
Net Income	33	53

Notes:

1. *Earnings per share is computed based on the weighted average number of outstanding shares during the period.*
2. *The foreign exchange rates used as at September 30, 2004 and 2003 were Rp 9,170 and Rp 8,389 to US$1, respectively.*

- **Net Sales of Rp 13.1 Trillon**
- **Gross Profit up 11% to Rp 3.5 Trillion**
- **Gross Margin strengthened to 26.4% (9M03: 24%)**
- **Operating Profit increased by 12.9% to Rp 1.5 Trillion**
- **Higher Operating Margin at 11.8% (9M03: 10.6%)**

The BOD of Indofood announced today its consolidated operating results for the 9 months ended September 30, 2004 which reflected the new management's initiatives of defending the company's market leadership in the increasingly competitive packaged food industry, particularly in the instant noodle industry, by pursuing continuous improvements in its brand management and business processes in each operating unit.

Indofood's 3 main divisions – Noodles, Flour, Edible Oil & Fats – continue to be the main revenue drivers, contributing 86% of its consolidated net sales at Rp 13.1 Trillion (9M03: Rp 13.0 Trillion).

The Indofood Board highlighted the company's key performance milestones in its 3 main business segments:

- Despite fierce competition in the instant noodle industry, more effective brand building activities and the streamlining of its supply chain and distribution systems have enable the noodle division to maintain its market dominance with a sales volume at 7.23 billion packs (9M03: 7.28 billion packs).
- The company's Flour business successfully increased its sales volume by 12.3% to 1.8 million tons (9M03: 1.6 million tons) while, at the same time, increasing its selling prices despite competition from lower-priced imports.
- Sales of branded Cooking oil & fats grew by 6.2% to 346.3 thousand tons (9M03: 326 thousand tons), while higher yield per hectare, pushed up Plantation sales volume by 8% to 295 thousand CPO tons (9M03: 273 thousand CPO tons). As part of its business restructuring, the company has scaled down its CPO trading activities.

The above factors, along with the cost improvement/efficiency program currently undergoing at its head office and each of its operating units, combined to improve the company's overall gross profit by 11% to Rp 3.5 Trillion (9M03: Rp 3.1 Trillion) and its operating profit by 12.9% to Rp 1.5 Trillion (9M03: Rp 1.4 Trillion). Gross margin widened to 26.4% (9M03: 24%) while operating margin increased to 11.8% (9M03:10.6%).

The 37% drop in net profit to Rp 284.6 Billion (9M03: Rp 453.5 Billion) is mainly due to net foreign exchange losses of Rp 264.8 Billion, resulting from the depreciation of the Rupiah exchange rate to the U.S. Dollar from Rp 8,465 at end of December 2003 to Rp 9,170 at end of September 2004.

Total assets amounted to Rp 16.4 Trillion at the end of September 2004 (Dec 31'03: Rp 15.3 Trillion), including cash and cash equivalents of Rp 2 Trillion (Dec 31'03: Rp 1.5 Trillion).

As at September 30, 2004, Rupiah outstanding loans stood at Rp 4.8 Trillion (Dec 31'03: Rp 4.1 Trillion), whereas the company's U.S. Dollar denominated debts declined to U.S. Dollar 342 million (Dec 31'03: U.S. Dollar 400 million), or a total loan equivalent to Rp 7.9 Trillion. To hedge its foreign exchange exposure, the company continues to maintain its Principal Only Swap ("POS") contracts of U.S. Dollar 250 million.

The Indofood Board reiterated its commitment to continuously improve the company's operations by streamlining its supply, value and process chains and to strengthen its distribution reach, as well as, to leverage its strong brands to defend its current market position and to grow in new categories.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

October 29, 2004

BEST AVAILABLE COPY